Exhibit 99.3

Award No. [DemandForce Award No. to be inserted here]

DEMANDFORCE, INC. 2007 EQUITY INCENTIVE PLAN (as amended) GRANT AGREEMENT

Restricted Stock Unit

(Service-Based Vesting)

Demandforce, Inc., a Delaware corporation (the “Company”), hereby grants you a restricted stock unit award (“Award”) pursuant to the Company’s Amended 2007 Equity Incentive Plan, as amended (the “Plan”), for the number of shares of the Company’s Common Stock, $0.01 par value per share (“Common Stock”) set forth below. All capitalized terms in this Grant Agreement (“Agreement”) that are not defined in this Agreement have the meanings given to them in the Plan. This Award is subject to all of the terms and conditions of the Plan, which is incorporated into this Agreement by reference. This Agreement is not meant to interpret, extend, or change the Plan in any way, or to represent the full terms of the Plan. If there is any discrepancy, conflict or omission between this Agreement and the provisions of the Plan, the provisions of the Agreement shall apply. This Award is expressly conditioned upon the consummation of the transaction in which Intuit, Inc. is acquiring the Company (the “Acquisition”). In the event the Acquisition is not consummated, then this Award is null and void and of no force and effect.

Name of Participant:	[participant name]
Number of Shares:	[number of DemandForce RSUs]
Date of Grant:	[grant date]
First Vesting Date:	[first vest date]

Subject to the forfeiture provisions set forth in this Agreement, this Award will vest as to 33 1/3% of the Number of Shares on the First Vesting Date and as to 33 1/3% of the Number of Shares on each of the first and second anniversaries of the First Vesting Date (each a “Vesting Date”), provided you have not Terminated through those respective dates.

1.	In the event of your Termination prior to the last Vesting Date, the following provisions will govern the vesting of this Award:

(a)	Termination Generally: In the event of your Termination prior to the Vesting Date for any reason other than as expressly set forth in the other subsections of this Section 1 of the Agreement, this Award will terminate without having vested as to any of the Shares subject to this Award and you will have no right or claim to anything under this Award.

(b)	Termination due to Retirement: In the event of your Termination prior to the Vesting Date due to your Retirement, you will be vested pro-rata in a percentage equal to your number of full months of service since the Date of Grant divided by thirty-six months times the Number of Shares, minus any Shares previously vested, rounded down to the nearest whole Share of Common Stock, and the Vesting Date under this Agreement will be your Termination Date. For purposes of this Award, Retirement means the Termination of your employment with the Company after you have reached age fifty-five (55) and completed ten full years of service with the Company (including any parent or Subsidiary).

(c)	Termination due to Death or Disability: In the event of your Termination prior to the Vesting Date due to your Death or Disability after you have been actively employed by the Company for one year or more, this Award will vest as to 100% of the Number of the Shares on your Termination Date, and the Vesting Date under this Agreement will be your Termination Date. For purposes of this Award, Disability is defined in Section 27(i) of the Plan.

(d)	Termination on or Within One Year Following Corporate Transaction: In the event of your Termination by the Company or its successor, prior to the Vesting Date, but on or within one year following the date of a transaction described in Section 17.1 of the Plan, you will vest pro-rata in a percentage of the Number of Shares equal to your number of full months of service since the Date of Grant divided by thirty-six months, rounded down to the nearest whole Share of Common Stock, and the Vesting Date under this Agreement will be your Termination Date. For purposes of this Section 1(d) hereof, “Company” means Intuit, Inc., a Delaware corporation, for purposes of the entity that is undergoing a combination transaction as such term is defined in Section 17.1 of the Plan.

2.	Issuance of Shares under this Award: The Company will issue you the Shares subject to this Award on the Vesting Date. Until the date the Shares are issued to you, you will have no rights as a stockholder of the Company.

3.

Withholding Taxes. This Award is generally taxable for purposes of United States federal income and employment taxes upon vesting based on the Fair Market Value on Vesting Date. To the extent required by applicable federal, state or other law, you shall make arrangements satisfactory to the Company for the payment and satisfaction of any income tax, social security tax, payroll tax, payment on account or other tax related to withholding obligations that arise under this Award and, if applicable, any sale of Shares of the Common Stock. The Company shall not be required to issue Shares of the Common Stock pursuant to this Award or to recognize any purported transfer of Shares of the Common Stock until such obligations are satisfied. Unless otherwise agreed to by the Company and you, these obligations will be satisfied by the Company withholding a number of Shares of Common Stock that would otherwise be issued under this Award that the Company determines has a Fair Market Value sufficient to meet the tax withholding obligations. For purposes of this Award, Fair Market Value means, as of any date, the value of a share of Intuit, Inc.’s common stock determined as follows: (i) if such common stock is then quoted on the NASDAQ Global Market, its closing price on the NASDAQ Global Market on such date or if such date is not a trading date, the closing price on the NASDAQ Global Market on the last trading date that precedes such date; (ii) if such common stock is publicly traded and is then listed on a national securities exchange, the last reported sale price on such date or, if no such reported sale takes place on such date, the average of the closing bid and asked prices on the principal national securities exchange on which the common stock is listed or admitted to trading; (iii) if such common stock is publicly traded but is not quoted on the NASDAQ Global Market nor listed or admitted to trading on a national securities exchange, the average of the closing bid and asked prices on such date, as reported by The Wall Street Journal, for the over-the-counter market; or (iv) if none of the foregoing is applicable, by the Board of Directors in good faith.

You are ultimately liable and responsible for all taxes owed by you in connection with this Award, regardless of any action the Company takes or any transaction pursuant to this section with respect to any tax withholding obligations that arise in connection with this Award. The Company makes no representation or undertaking regarding the treatment of any tax withholding in connection with the grant, issuance, vesting or settlement of this Award or the subsequent sale of any of the Shares of Common Stock underlying the Shares that vest. The Company does not commit and is under no obligation to structure this Award to reduce or eliminate your tax liability.

4.	Disputes: Any question concerning the interpretation of this Agreement, any adjustments to made thereunder, and any controversy that may arise under this Agreement, shall be determined by the Committee in accordance with its authority under Section 4 of the Plan. Such decision by the Committee shall be final and binding. Following the Acquisition, the Committee means the Compensation and Organizational Development Committee of Intuit, Inc.’s Board of Directors, or such other committee appointed by Intuit, Inc.’s Board of Directors to administer the Plan, or if no committee is appointed, Intuit, Inc.’s Board of Directors; provided, however, that (i) for purposes of establishing performance goals and certifying the achievement of such performance goals with respect to any Award intended to satisfy the requirements for “performance-based compensation” under Section 162(m) of the Code, “Committee” may mean a subcommittee of the Compensation and Organizational Development Committee of Intuit, Inc.’s Board of Directors comprised solely of two or more “outside directors” within the meaning of Section 162(m) of the Code; (ii) for purposes of granting any Award intended to be exempt from the application of Section 16b of the Exchange Act through complying with the requirements of Rule 16b-3 of the Exchange Act, “Committee” may mean a subcommittee of the Compensation and Organizational Development Committee of Intuit, Inc.’s Board of Directors comprised solely of two or more “non-employee directors” within the meaning of Section 16 and Rule 16b-3 of the Exchange Act; and (iii) for any purposes required under the NASDAQ Marketplace Rules, “Committee” may mean a subcommittee of the Compensation and Organizational Development Committee of Intuit, Inc.’s Board of Directors that satisfies Rule 5605(d) under the NASDAQ Marketplace Rules.

5.	Other Matters:

(a)	The Award granted to an employee in any one year, or at any time, does not obligate the Company or any Subsidiary or other affiliate of the Company to grant an award in any future year or in any given amount and should not create an expectation that the Company (or any Subsidiary or other affiliate) might grant an award in any future year or in any given amount.

(b)	Nothing contained in this Agreement creates or implies an employment contract or term of employment or any promise of specific treatment upon which you may rely.

(c)	Notwithstanding anything to the contrary in this Agreement, the Company may reduce your Award if you change classification from a full-time employee to a part-time employee.

(d)	This Award is not part of your employment contract (if any) with the Company, your salary, your normal or expected compensation, or other remuneration for any purposes, including for purposes of computing benefits, severance pay or other termination compensation or indemnity.

(e)

Because this Agreement relates to terms and conditions under which you may be issued Shares of Common Stock of Intuit Inc., a Delaware corporation, an essential term of this Agreement is that it shall be governed by the laws of the State of Delaware, without regard to choice of law principles of Delaware or other jurisdictions. Any action, suit, or proceeding relating to this Agreement or the Award granted hereunder shall be brought in the state or federal courts of competent jurisdiction in Santa Clara County in the State of California.

This Agreement (including the Plan, which is incorporated by reference) constitutes the entire agreement between you and the Company with respect to this Award, and supersedes all prior agreements or promises with respect to the Award. Except as provided in the Plan, this Agreement may be amended only by a written document signed by the Company and you. Subject to the terms of the Plan, the Company may assign any of its rights and obligations under this Agreement, and this Agreement shall be binding on, and inure to the benefit of, the successors and assigns of the Company. Subject to the restrictions on transfer of an Award described in the Plan, this Agreement shall be binding on your permitted successors and assigns (including heirs, executors, administrators and legal representatives). All notices required under this Agreement or the Plan must be mailed or hand-delivered, (1) in the case of the Company, to the Company at its address set forth in this Agreement, or at such other address designated in writing by the Company to you, and (2) in the case of you, at the address recorded in the books and records of the Company as your then current home address.

The Company has signed this Award Agreement effective as the Date of Grant.

Demandforce, Inc.

By:

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